Amar Patel Chief Financial Officer

June 15, 2017
VIA EDGAR CORRESPONDENCE

Mr. John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:     Nationstar Mortgage Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 9, 2017
File No. 001-35449

Dear Mr. Nolan,
On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission (Commission) in its letter dated June 5, 2017, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2016 (Form 10-K) as filed on March 9, 2017.
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.
Form 10-K Filed for the Period Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4. Advances and Other Receivables, Net, page 92

1.	Please consider including a rollforward of the reserves to advances and other receivables in a tabular format in future filings. Show us what your disclosure would look like in your response.
Response: In the first quarter of 2017, the Company revised the presentation of its disclosures related to reserves for advances and other receivables. Note 3 to the consolidated financial statements in the Form 10-Q for the quarterly period ended March 31, 2017 was modified to include a tabular rollforward of the reserve balances related to advances and other receivables as presented below. The Company confirms that it will include comparable disclosures in future filing as applicable.

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8950 Cypress Waters Blvd | Coppell, Texas 75019 | Direct Line: 469.549.2288

The activity of the reserves for advances and other receivables is set forth below.

	Three months ended March 31,
Advances and Other Receivables Reserves	2017	2016
Balance - beginning of period	$184	$163
Provision and other additions	40	42
Write-offs	(16)	—
Balance - end of period	$208	$205

2.	Please tell us, and disclose in future filings, an aging of advances and other receivables in the periods presented (i.e. 1-30 days, 31-60 days, 61-90 days, 91-120 days, 120+ days).
Response: We agree that an aging of receivables can be beneficial to financial statement users when evaluating potential recovery risks associated with certain receivable assets which have a short recovery time frame. The Company’s advances and other receivables represent amounts that are expected to be recovered from agencies, government sponsored enterprises, investors, vendors and prior servicers based on servicing guidelines of the underlying loans and contractual arrangements with counterparties. This account is primarily comprised of transactions that have significant variability in the recovery times, which often occurs outside the current period operating cycle. Examples include loan related expenditures incurred by the Company that are not recovered until the underlying collateral of the serviced loan is liquidated through the foreclosure process, amounts due from investors that are not claimed until sufficient balances are aggregated, and amounts due from prior servicers that are not claimed until established deductible thresholds are met under contractual indemnification provisions.
Given the variability in the recovery time for recorded advances and other receivables, we believe the presentation of an aging in our disclosures would not be meaningful to financial statement users and could lead to confusion and inappropriate conclusions regarding the recoverability of account balances. We have reviewed financial statement disclosures provided by peer group companies related to recorded advance balances, and we believe our disclosures are as informative as those provided within the mortgage servicing industry. Further, we believe our disclosures meet the requirements set forth by generally accepted accounting principles. For these reasons, we believe the inclusion of an aging is not appropriate for this account balance.

3.
We note that you identified $152 million of write-offs during 2016 related to advances and other receivables considered not recoverable. Please tell us, and disclose in future filings, your internal policy for writing off advances and other receivables.

Response: The description of the Company’s policy related to reserves for advances and other receivables will be modified in future filings to include write-offs. The revised disclosure, as set forth below, will be included in the policy note to the consolidated financial statements in subsequent filings starting with the Company’s Form 10-Q for the quarterly period ending June 30, 2017.
Nationstar records reserves for advances and other receivables and evaluates the sufficiency of such reserves through consideration of both historical and expected recovery rates on claims filed with government agencies, government sponsored enterprises, vendors, prior servicer and other counter parties. Recovery of advances and other receivables is subject to significant judgment and estimates based on the Company’s assessment of its compliance with servicing guidelines, its ability to produce the necessary documentation to support claims, its ability to support amounts from prior servicers and to effectively negotiate settlements, as needed. Each period, management reviews recorded advances and other receivables and upon determination that no further recourse for recovery is available from all means known to management, the recorded balances associated with these receivables are written-off against the reserve.
Note 5. Reverse Mortgage Interests, Net, page 93

4.	Please consider including a rollforward of the reserves for reverse mortgage interest in a tabular format in future filings. Show us what your disclosure would look like in your response.
Response: In the first quarter of 2017, the Company revised the presentation of its disclosures related to reserves for reverse mortgage interests. Note 4 to the consolidated financial statements in the Form 10-Q for the quarterly period ended March 31, 2017 was modified to include a tabular rollforward of the reserve balances related to reverse mortgage interests as presented below. The Company confirms that it will include comparable disclosures in future filing as applicable.
The activity of the reserves for reverse mortgage interests is set forth below.

	Three months ended March 31,
	2017	2016
Reserves for reverse mortgage interests - beginning of period	$131	$53
Provision	8	8
Charge-offs	(2)	—
Reserves for reverse mortgage interests - end of period	$137	$61

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If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Amar Patel, Chief Financial Officer at (469) 549-2288 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.
Sincerely,

/s/ Amar Patel
Amar Patel
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Dave Irving, U.S. Securities and Exchange Commission

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